UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2017

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant’s name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on February 6, 2017, regarding a productive FDA meeting for a new lead product candidate for ADHD.

The first paragraph and the paragraphs titled “About ADAIR” and “Forward Looking Statements” of the press release attached to this Form 6-K of the Registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Form S-8 (File No. 333-194875, 333-202394 and 333-209947) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	The press release issued by Alcobra Ltd. on February 6, 2017, regarding a productive FDA meeting for a new lead product candidate for ADHD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz
Chief Financial Officer and Chief Operating Officer

Date: February 6, 2017